Form ATS-N filing for ATS-1 (MS Trajectory Cross)

Part II	Item 2a	Are Affiliates of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest into the NMS Stock ATS? If yes, name and describe each **type of Affiliate** that enters or directs the entry of orders and trading interest into the ATS (e.g. broker-dealer, NMS Stock ATS, investment company, hedge fund, market maker, principal trading firm), and, for each Affiliate, provide the applicable MPID and list the capacity of its orders and trading interest (e.g., principal, agency, riskless principal).	Yes. MS&Co has affiliates, including investment advisers, investment companies, U.S. broker-dealers, foreign broker dealers or equivalent entities; non broker-dealers; and bank regulated entities. Any such affiliate can enter orders on an agency, principal, or riskless principal basis into Morgan Stanley algorithms, certain of which algorithms generate conditional indications (as described in Part III, Item 9(a)) in such capacity in ATS-1 on behalf of such affiliates or affiliate's clients. Those conditional indications may receive firm-up requests which may, in turn, result in orders (as described in Part III, Item 7(a)) entered into ATS-1. Since the effective date of the initial Form ATS-N for ATS-1, the following affiliates have executed in ATS-1: - Morgan Stanley Canada Limited (foreign) - Morgan Stanley Capital Services LLC (non BD) - Morgan Stanley & Co. International plc (foreign) - Morgan Stanley Hedge Co. Ltd (non BD) - Morgan Stanley Smith Barney LLC (MPID: MSSB) - Morgan Stanley Strategic Investments, Inc (non BD) - Morgan Stanley Uruguay Ltda. (foreign) - Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (foreign) - Mitsubishi UFJ Morgan Stanley PB Securities Co., Ltd. (foreign) - Morgan Stanley Fixed Income Ventures Inc. (non BD) With the exception of Morgan Stanley Smith Barney LLC, the affiliates listed above are either non

			broker-dealers (notated with "non BD") or foreign-broker dealers (notated with "foreign") and as such do not have their own MPID. As indicated, the above is a list of affiliates that have historically executed in ATS-1. The Broker-Dealer Operator will update this list to add any affiliate that subsequently executes in ATS-1 and to remove any entity that ceases to be an affiliate of the Broker-Dealer Operator.
Part III	**Item 11**	**Trading Services, Facilities and Rules**	
Part III	Item 11c	Explain the established, non-discretionary rules and procedures of the NMS Stock ATS, including order interaction rules for the priority, pricing methodologies, allocation, matching, and execution of orders and trading interest, and other procedures governing trading, such as price improvement functionality, price protection mechanisms, short sales locked-crossed markets, the handling of execution errors, and the time-stamping of orders and executions.	ATS-1 operates pursuant to the process described in response to Part III, Item 11(a), with interaction subject to the priority rules described in that response and the handling of conditional indications as described in response to Part III, Item 9(a). Orders and conditional indications are also subject to the Counter-Party Selection procedures described in response to Part III, Item 14(a) and Part II, Item 3. As described in those sections, ATS-1 permits the users of the Morgan Stanley algorithms that can indirectly enter conditional indications and resulting orders in ATS-1 to opt out of interacting with conditional indications deemed principal conditional indications in ATS-1, as described in Part III, Item 11(a). By opting out of interacting with principal conditional indications, a Participant inherently opts out of interacting with principal orders.

ATS-1 accepts short sale conditional indications and short sale exempt conditional indications and the Broker-Dealer Operator handles any orders resulting from such conditional indications following a firm-up request pursuant to the policies and procedures adopted pursuant to Rule 201(b) of Regulation SHO.

ATS-1 executes at the interval VWAP over the duration of the crossing round and not at a price determined with respect to the best bid and offer for an NMS stock. As a result, ATS-1 will continue to execute in a locked or crossed market.

In the event of an error of ATS-1 or of the Broker-Dealer Operator, the Broker-Dealer Operator will bust the trade or handle the liquidation or covering |

			of the error position in a Morgan Stanley error account. A conditional indication and an order each receives a new time stamp when it enters ATS-1. Conditional indications can be amended and will retain their time priority. Amending an order has the same effect as cancelling the order. Conditional indications and orders (and executions of such orders) are timestamped with ~~milli~~microsecond granularity.
Part III	**Item 20**	**Suspension of Trading**	
Part III	Item 20a	Explain any procedures for suspending or stopping trading on the NMS Stock ATS, including the suspension of trading in NMS stocks.	The Broker-Dealer Operator may, in its sole discretion, elect to suspend matching in ATS-1, including matching in any individual NMS stock, such as for example, during market hours under anomalous conditions. ATS-1 will end the crossing round and cancel any orders to be executed over that crossing round upon the suspension of matching in ATS-1. Unpaired conditional indications will remain in ATS-1 and will remain eligible for pairing once the suspension is lifted. The Broker-Dealer Operator will endeavor to communicate to Participants through coverage personnel with respect to suspensions that are expected to have a material impact on such Participants. The nature and/or fact of such communication will vary based upon the nature and/or anticipated duration of the suspension or halt. The Broker-Dealer Operator will suspend the pairing of conditional indications (which will prevent the entry of an order, as no order can result without a paired conditional indication) for NMS stocks that have been suspended for purposes of the 5% volume threshold of Regulation ATS, Regulation SCI volume/notional thresholds, and for NMS stocks that are not eligible for trading pursuant to Morgan Stanley's restricted list. This could result in the suspension of matching in individual securities, including those with high volumes, to stay under such thresholds.